

Mail Stop 3030

September 23, 2009

<u>Via U.S. Mail</u>

Mr. James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Blvd.
Long Island City, N.Y. 11101

> **Re:** **Standard Motor Products, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 001-04743**

Dear Mr. Burke:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief